                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

           [   ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

                           For Period Ended: June 30, 2005

 SEC FILE NUMBER 000-32375

                      CUSIP NUMBER  14018X207

[ ] Transition  Report on Form 10-K [ ]  Transition  Report on

Form 20-F [ ] Transition  Report on Form 11-K [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR For Period Ended:

Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

If the notification relates to a portion of the filing checked above,

 identify the Item(s) to which the

notification relates: Entire Form 10-KSB

Part I - Registrant Information

                           Full Name of Registrant       Capital Hill Gold, Inc.

         Former Name if Applicable          N/A

         Address of Principal Executive Office:

                              5486 Tiger Bend Lane

                            Morrison, Colorado 80465

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated

without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form

10-K,  Form 2-F,  11-F,  or From N-SAR,  or portion  thereof will be filed on or before the  fifteenth  calendar day following  the  prescribed  due date; or the subject  quarterly report or transition  report on Form 10-Q, or portion thereof will be filed on or before the fifth  calendar day following the  prescribed due date; and

         (c)      The accountant's statement or other exhibit required by Rule

 12b-25(c) has been attached if

applicable.

Part III - Narrative

         State below in reasonable detail the reasons why form 10-K, 11-K, 20-F,

10-Q or N-SAR or portion  thereof could not be filed within the prescribed  time period.

         The Companyis determining how to treat a transaction in the quarter. Consequently,  the Company may not be able to file its Form  10-QSB on time  without  unreasonable  effort or expense.

Part IV - Other Information

         (1)      Name and telephone number of person to contact in regard to this notification.

     Daniel Enright          Chief Executive Officer            (239) 513-9265

           (Name)               (Title)                      (Telephone Number)

         (2) Have all other periodic  reports required under section 13 or 15(d)

of the Securities  Exchange Act of 1934 or section 30 of the Investment  Company

Act of 1940 during the 12 months or for such shorter  period that the registrant was required to file such  report(s) been filed?  If the answer is no,  identify report(s).

                                                         (X) Yes  (  )  No

         (3) Is it  anticipated  that  any  significant  change  in  results  of operations  from the  corresponding  period  for the last  fiscal  year  will be reflected by the  earnings  statements  to be included in the subject  report or portion thereof?

                                                        ( X  ) Yes  ( ) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate,

state the reasons why a reasonable estimate of the results cannot be made -

  We expect a loss of $700,000  due to compensation expense

and with general and administrative expenses of approximately $10,000.

                             Capital Hill Gold, Inc.

                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     August 15, 2005            By: _____________________

         ---------------

                              Name: Daniel Enright

                                            Title:    Chief Executive Officer